FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 27, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc- Accession to the Asset Protection Scheme, Issue of £25.5 billion of B Shares and one Dividend Access Share to Her Majesty's Treasury and State Aid Commitments

The Royal Bank of Scotland Group plc ('RBS') - Press Release

Released 27 November 2009

Asset Protection Scheme and B Share Issue

On 26 November 2009, The Royal Bank of Scotland Group plc ("RBSG") and The Royal Bank of Scotland plc ("RBS") signed an accession agreement (the "Accession Agreement") to the UK Government's Asset Protection Scheme ("APS") on the terms summarised in the announcement published on 3 November 2009 (the "Announcement") .

The Accession Agreement and, therefore, RBSG's and RBS's participation in the APS, is subject to a number of conditions, including approval by RBSG's shareholders in general meeting and final approval by the European Commission.

In addition to the Accession Agreement, on 26 November 2009, RBS also signed an acquisition and contingent capital agreement (the "Acquisition and Contingent Capital Agreement") pursuant to which, among other things, RBSG has agreed to issue £25.5 billion of new capital to The Commissioners of Her Majesty's Treasury ("HM Treasury") in the form of B shares and a dividend access share on the terms summarised in the Announcement (the "Issue"). The Acquisition and Contingent Capital Agreement is subject to a number of conditions, including the satisfaction or waiver of all conditions to RBSG's and RBS's participation in the APS, approval by RBSG's shareholders, final approval by the European Commission and other regulatory approvals.

Under the terms of the Acquisition and Contingent Capital Agreement, HM Treasury has also committed to subscribe for up to an additional £8 billion of capital (in the form of additional B shares) in certain circumstances, as summarised in the Announcement.

State aid commitments

On 26 November 2009, RBSG also entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings given by RBSG to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining State aid approval.

As part of these commitments, RBSG has agreed (subject to approval by the EU College of Commissioners) that, unless otherwise agreed, neither RBSG nor any of its direct or indirect subsidiaries (excluding any companies in the future RBS Holdings N.V. group) will pay investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier-2 instruments) from a date starting not later than 30 April 2010 and for a period of two years thereafter (the "Deferral Period") or exercise any call rights in relation to the same between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so. Further details of those existing hybrid capital instruments are set out in the press release entitled "The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Plc - Clarification of Contractual Position Relating to Payments Under Preference Shares and Subordinated Securities" issued by RBS on 20 October 2009. Hybrid capital instruments issued after 24 November 2009 shall generally not be subject to the restriction on dividend or coupon payments or call options.

In addition, unless the Commission agrees otherwise, the hybrid capital instruments existing on 24 November 2009 which are retained in the future RBS Holdings N.V. group after separation is complete will be subject to a restriction on the payment of dividends and coupons and on the exercise of any call rights, unless in any such case there is a legal obligation to do so, for an effective period of two years after the proposed capital restructuring of RFS Holdings B.V. (which is intended to take place soon after separation) and following the expiry of any "pusher" periods (which will last for 12 months) following separation and such capital restructuring.

In addition, RBSG announced on 3 November 2009 that it had agreed in principle with the EC that if RBSG fell short of its funded balance sheet target level for 31 December 2013 by 10 per cent. or more, RBSG would reduce Risk Weighted Assets by £60 billion through further disposals of assets or businesses. It has now been agreed (subject to final approval by the EU College of Commissioners), that this reduction in Risk Weighted Assets (through the disposals of identifiable businesses and associated assets) will be required if RBSG falls short of such balance sheet target level (after adjustments) by £30 billion or more.

Further details of the APS, the Accession Agreement, the arrangements set out in the Acquisition and Contingent Capital Agreement and the State aid commitments will be set out in a circular which is expected to be sent to RBSG's shareholders today ahead of a General Meeting to be held on 15 December 2009 to approve accession to the APS and the Acquisition and Contingent Capital Agreement.

For further information, please contact:

Richard O'Connor                                     Neil Moorhouse
Head of Investor Relations                         Group Media Relations
TEL: +44 (0) 20 7672 1758                        TEL: +44 (0) 131 523 4414

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat